INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

First Quarter Ended

March 31, 2014

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the first quarter ended March 31, 2014, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on April 29, 2014. These financial statements have not been audited or reviewed by the Company’s external auditors.

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INDEX TO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”).

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The condensed consolidated financial statements have been prepared in United States dollars (“USD”, or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2013.

Condensed Consolidated Balance Sheets	Page 4

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Condensed Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Condensed Consolidated Statements of Cash Flows	Pages 7-8

Condensed Notes to the Interim Consolidated Financial Statements	Pages 9-33

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Reported in US Dollars)

		Unaudited	Audited
		March 31,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$1,777,400	$789,900
Gold inventories	3	19,570,000	17,484,000
Supply inventories		1,268,500	1,186,800
Prepaids, investments available-for-sale, and other current assets		775,800	835,800
Total current assets		23,391,700	20,296,500

Non-current assets
Property, plant, mine development and mineral interests, net	4	80,460,400	82,212,800
Restricted cash and marketable securities held in surety	5	4,319,500	4,319,400
Stripping activity assets, net	6	5,584,700	5,425,700
Other non-current assets		99,100	22,900

Total assets		$113,855,400	$112,277,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$5,393,600	$6,611,000
Asset retirement obligations	8	440,200	427,400
Notes payable	9	1,564,300	17,576,500
Finance leases	10	1,787,900	2,136,100
Other current liabilities		705,000	585,300
Total current liabilities		9,891,000	27,336,300

Non-current liabilities
Notes payable, net	9	22,785,000	1,430,400
Finance leases	10	3,045,100	3,706,700
Asset retirement obligations	8	3,284,600	3,293,900
Total liabilities		39,005,700	35,767,300

Commitments and Contingencies	12

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 190,356,441 at March 31, 2014, and 189,922,144 at December 31, 2013	13	133,919,700	133,843,300
Contributed surplus		7,969,600	7,384,200
Deficit		(66,618,200)	(65,761,800)
Accumulated other comprehensive gain		(421,400)	1,044,300
Total shareholders' equity		74,849,700	76,510,000

Total liabilities and shareholders' equity		$113,855,400	$112,277,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
May 1, 2014	May 1, 2014

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31

(Reported in US Dollars, except per share data, unaudited)

	Notes	2014	2013
REVENUE
Gold and by-product sales		$9,796,800	$12,521,400

EXPENSES
Cost of sales, excluding depreciation	16	8,126,300	8,491,600
Depreciation and amortization, cost of sales	16	1,704,500	1,627,000
Adjust inventory to net realizable value, cost of sales	3 & 16	340,700	-
General and administrative		1,030,900	1,317,900
Depreciation - G&A		55,900	20,000
Recovery of prior impairment, gain on sale of land	4	(75,500)	-
Exploration expense	18	291,400	231,800
Property maintenance expense	18	253,700	76,300
Subtotal operating expense		11,727,900	11,764,600

Operating (loss) profit		(1,931,100)	756,800

OTHER INCOME (EXPENSE)
Interest income		1,700	2,800
Interest expense		(1,329,300)	(102,900)
Realized loss on derivatives	7	-	(405,300)
Unrealized gain on derivatives	7	50,900	577,200
Realized gain (loss) on foreign exchange	19	2,340,000	(500)
Other income		11,400	83,600
Subtotal other income		1,074,700	154,900
(Loss) income before income tax		(856,400)	911,700

Income tax expense	11	-	(93,500)
Net (loss) income		$(856,400)	$818,200

COMPREHENSIVE (LOSS) INCOME
Unrealized (loss) gain on translating the financials of foreign operations		(3,600)	315,700
Unrealized gain (loss) on investments available-for-sale		-	(11,300)
Reclassification of gain on investments available-for-sale to other income		81,600	-
Reclassification of realized foreign exchange gains to income	19	(1,543,700)	-
Other comprehensive (loss) income		(1,465,700)	304,400

Comprehensive (loss) income		$(2,322,100)	$1,122,600

EARNINGS PER SHARE
Basic (loss) income per share	17	$(0.00)	$0.01
Diluted (loss) income per share	17	$(0.00)	$0.01

Basic weighted-average shares outstanding		190,168,574	145,163,151
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	2,036,790

Diluted weighted-average shares outstanding		190,168,574	147,199,941

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, January 1, 2013	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500
Share-based compensation	-	-	-	230,600	-	230,600
Exercise of stock options	150,600	109,300	-	(77,900)	-	31,400
Unrealized loss on available for sale securities	-	-	-	-	(11,300)	(11,300)
Shares issued for transaction cost of debt financing	675,200	515,100	-	-	-	515,100
Foreign exchange gain	-	-	-	-	315,700	315,700
Net income	-	-	818,200	-	-	818,200

Balances, March 31, 2013	145,815,700	$127,415,500	$(15,324,000)	$6,790,200	$386,500	$119,268,200

Balances, January 1, 2014	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000
Share-based compensation	-	-	-	89,900	-	89,900
Exercise of stock options	35,400	5,300	-	(5,300)	-	-
Restricted shares issued in lieu of compensation	398,900	71,100	-	-	-	71,100
Reclassification of gain on investments available-for-sale to income	-	-	-	-	81,600	81,600
Warrants issued for financing (Note 9)	-	-	-	500,800		500,800
Foreign exchange (FX) gain reclassified to income and unrealized FX loss	-	-	-	-	(1,547,300)	(1,547,300)
Net loss	-	-	(856,400)	-	-	(856,400)

Balances, March 31, 2014	190,356,400	$133,919,700	$(66,618,200)	$7,969,600	$(421,400)	$74,849,700

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

	Notes	2014	2013
Cash flows from operating activities:
Net (loss) income		$(856,400)	$818,200
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation - G&A		55,900	20,000
Depreciation and amortization - cost of sales	16	1,704,500	1,627,000
Adjust inventory to net realizable value, cost of sales	16	340,700	-
Amortization of gold bond discount		-	52,100
Amortization and accretion of discounts for notes	9	261,200	-
Unrealized gain on derivatives	7	(50,900)	(577,200)
Deferred income tax (expense) benefit	11	(76,200)	93,500
Share-based compensation expense	14	161,000	230,600
Accretion of asset retirement obligation	8	110,900	102,900
Gain on sales of investments available-for-sale, within investing activities		(3,000)	-
Loss on asset disposals and exchanges, within investing activities		-	16,700
Recovery of prior asset impairment, sale of portion of Kendall land		(75,500)	-
Realized gain on foreign exchange, within financing activities	19	(2,340,000)	-
Changes in operating assets and liabilities:
(Increase) decrease in inventories		(1,476,900)	1,077,200
Decrease in prepaid and other assets		403,400	803,200
Decrease in accounts payable and accrued liabilities		(1,762,500)	(757,400)
Decrease in asset retirement obligations	8	(107,400)	(102,700)
Total adjustments		(2,854,800)	2,585,900

Net cash and cash equivalents (used in) provided by operating activities		(3,711,200)	3,404,100

Cash flows from investing activities:
Purchases and development of property and equipment		(329,900)	(11,619,800)
Capitalized loan interest		-	(670,500)
Preproduction gold sales		-	97,800
Additions of stripping activity assets		(507,900)	(645,800)
Increase in restricted cash		(100)	(1,200)
Proceeds from sale of investments available-for-sale		137,900	-
Proceeds from sale of property and equipment		495,500	125,100
Net cash and cash equivalents used in investing activities		(204,500)	(12,714,400)

Cash flows from financing activities:
Options exercised		-	31,400
Loan funding net of discount	9	21,304,800	-
Repayments of notes payable, net of fees and foreign exchange gain	9	(15,912,200)	(2,743,700)
Repayments of gold bonds		-	(906,300)
Repayments of finance lease obligations	10	(486,900)	(433,700)

Net cash and cash equivalents provided by (used in) financing activities		4,905,700	(4,052,300)

Effect of exchange rate changes on cash and cash equivalents		(2,500)	(126,600)
Net increase (decrease) in cash and cash equivalents		987,500	(13,489,200)
Cash and cash equivalents, beginning of period		789,900	19,342,900

Cash and cash equivalents, end of period		$1,777,400	$5,853,700

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Three Months Ended March 31

(Reported in US Dollars, unaudited)

		2014	2013
Supplemental disclosures of cash flow information:

1.	Interest paid	$966,000	$809,300

Supplemental disclosures of noncash activity:

1.	Capitalized leases for mining equipment	$-	$4,360,000

2.	Notes payable for mining equipment	$418,500	$49,000

3.	Amortized debt-transaction-cost recorded in capitalized interest	$-	$190,800

The accompanying notes are an integral part of these consolidated financial statements.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

The Company is presently operating the Briggs open pit gold mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 7,770 ounces of gold during the first quarter 2014, at an average gold price of $1,253 per ounce. As of March 31, 2014, the Company had net working capital (current assets less current liabilities) of $13.5 million.

Development assets include the Reward gold mine near Beatty, Nevada; the Pinson-underground and open pit projects near Winnemucca, Nevada; and the Columbia gold project located near Lincoln, Montana.

Development of Reward, a fully permitted mine site, is pending financing. Reward announced larger resources in First Quarter 2014 based on the results of a drilling program in 2013. Engineering plans are now being advanced for the Reward project.

Active development of the Pinson-underground project was undertaken in 2012 and early 2013. In June 2013, development of the Pinson-underground project was suspended, and the property is currently on care and maintenance status pending a combination of a mine-plan update, financing, and improvements in the outlook for the gold-market. Independent consultants have been retained and have commenced the optimization study to update the underground mine plan at Pinson. A second study is also being conducted concurrently to evaluate the economic potential of developing the Mag open pit and a heap leach recovery operation for gold recovery at Pinson. Both the underground and open pit development options are being reviewed as independent operations and will also be reviewed in combination for potential operational synergies. These studies are slated for completion during the summer months of 2014.

No work other than environmental baseline data collection is presently underway at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Logging operations to cut timber will be conducted during the summer season. Metallurgical-sample drilling was undertaken and completed in 2012. Additional work to determine the feasibility of the Columbia gold project is required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

9

2.	Accounting policies:

Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012, and as such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012. These interim condensed consolidated financial statements were approved for issue on April 29, 2014, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (“Jersey”) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the condensed consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Jersey was dissolved in the first quarter of 2014. Jersey held and serviced the gold bonds issued in 2009 and retired in 2013. (See the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012 with regard to the 2009 Gold Bonds and related liabilities and interest.) General and administrative expenses incurred by Jersey in the first quarters of 2014 and 2013 were $10,400 and $5,200, respectively.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. Should the Company establish multiple operating mines in commercial production, it is anticipated each mining operation will form a separate reporting segment.

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

10

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets and asset depreciation rates.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of leases as finance or operating; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and the timing of revenue recognition.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. These reclassifications have been deemed immaterial to the presentation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in inventory.

Adjustments to net realizable value are reported in current period costs, i.e. to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion, and due to change in the updated valuations, the absolute value of the reversal may differ to that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of any contractual fee earned by the processor.

Ore stockpiled represents mined gold ores that are awaiting either direct sale or processing either onsite at a Company owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

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Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Materials and supplies inventories are presented separately within current assets.

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies an scoping studies assessing the economic potential of the mineral resources; results from previous drill programs; results of geological modeling, the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 18 addresses exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

12

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash flows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant long-lived non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 4 regarding impairments and reversals of impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

13

Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values of financial instruments as of:

			March 31, 2014		December 31, 2013
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$1,777,400	$1,777,400	$789,900	$789,900
Restricted cash	Loans and receivable	1	4,319,500	4,319,500	4,319,400	4,319,400
Total financial assets			$6,096,900	$6,096,900	$5,109,300	$5,109,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$6,098,600	$6,098,600	$7,196,300	$7,196,300
Notes payable	At amortized cost	2	24,349,300	24,349,300	19,006,900	19,006,900
Finance leases	At amortized cost	N/A	4,833,000	4,833,000	5,842,800	5,842,800
Total financial liabilities			$35,280,900	$35,280,900	$32,046,000	$32,046,000

The value of warrants issued by the Company is a non-reoccurring, fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent. These brokers’ warrants expired unused in the first quarter of 2014.

In the first quarter of 2014, as described in Notes 9 and 13, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term to Waterton. The warrants were determined to have a non-reoccurring fair value of $0.6 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent.

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The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,724,800	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There was no Level 1 or Level 2 fair value estimates. See Note 8 for additional information and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured. Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

All Pinson-underground sales in 2013 and 2012 were transacted while Pinson was in development and hence were capitalized as an offset to development expenditures.

Share based compensation

Under the Company’s Stock Option Plan (see Note 14), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in the contributed surplus equity account.

The stock option expense is based on the fair value of the options at the time of grant, adjusted for estimated future forfeitures based on historical data, and is recognized over the estimated vesting periods of the respective options. This expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to share capital.

Income Taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. The resulting translation gains or losses are normally included as a separate component of other comprehensive income (loss). See Note 19 regarding realization of a translation gain upon settlement of loans denominated in CAD.

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3.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost is a fully-burdened measure inclusive of depreciation, stripping amortization, and other non-cash costs, consistent with IFRS. The lower of cost or net-realizable-value adjustment is a non-cash revaluation determined by comparing the then current market price of gold to this fully-burdened weighted average historical cost. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down.

At December 30, 2013, the London p.m. fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce, as defined above, was greater than this estimated net realizable value less estimated cost of completion, a $1.8 million write-down in the value of the inventory was recognized. $1.2 million of this prior write-down remains within inventory at March 31, 2014, $0.6 million having flowed through cost of sales in the first quarter of 2014.

At March 31, 2014, the London p.m. fix price was $1,292 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated cost of completion, a $0.3 million write-down in the value of the inventory was recognized.

	March 31,	December 31,
	2014	2013
Ore stockpile - Briggs	$977,800	$884,700
Leach pad - Briggs	14,008,500	12,636,500
Process plant - Briggs and refinery	6,085,100	5,792,900
Allowance for adjustments to net realizable value	(1,501,400)	(1,830,100)
Total gold inventories	$19,570,000	$17,484,000

4.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2014
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,903,000	$25,097,200	$18,805,800
Mine development	UOP	48,745,600	6,805,100	41,940,500
Deferred stripping	UOP	3,947,400	2,818,000	1,129,400
Mineral interest	UOP	55,639,700	4,363,100	51,276,600
Asset retirement cost	UOP	327,400	5,300	322,100
Impairment Allowance for Mine Development		-	30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests		-	2,333,700	(2,333,700)
Totals		$152,563,100	$72,102,700	$80,460,400

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		As of December 31, 2013
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,430,100	$23,445,500	$19,984,600
Mine development	UOP	47,769,500	5,922,400	41,847,100
Deferred stripping	UOP	3,947,400	2,713,000	1,234,400
Mineral interest	UOP	56,125,200	4,210,500	51,914,700
Asset retirement cost	UOP	327,400	5,300	322,100
Impairment Allowance for Mine Development		-	30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests		-	2,409,800	(2,409,800)
Totals		$151,599,600	$69,386,800	$82,212,800

A roll-forward of property, plant, mine development, and mineral interests, net, for the three months ended March 31, 2014 follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2014	$25,608,900	$11,132,700	$9,031,400

Acquisitions and development capitalized	1,448,900	10,700	-
Depreciation and amortization	(2,736,000)	-	-
Dispositions	-	-	-
Transfers	7,800	-	-
Net change in the period	(1,279,300)	10,700	-

Ending balance, March 31, 2014	$24,329,600	$11,143,400	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2014	$34,851,900	$1,587,900	$82,212,800

Acquisition/development capitalized	-	-	1,459,600
Depreciation and amortization	(45,100)	(10,900)	(2,792,000)
Reversal of Impairments	-	75,500	75,500
Dispositions	-	(495,500)	(495,500)
Transfers	(7,800)	-	-
Net change in the period	(52,900)	(430,900)	(1,752,400)

Ending balance, March 31, 2014	$34,799,000	$1,157,000	$80,460,400

(a)	Briggs Mine, California:

Briggs is an operating gold mine located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Briggs is not subject to any royalties. Four satellite properties located approximately four miles north of Briggs are included with Briggs in the table above. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits, some infrastructure development has been completed, and development-stage work is continuing. Most of the property is subject to a three percent net smelter return (“NSR”) royalty. An NSR royalty is a defined percentage of the gross revenues paid to others by a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

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(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012 and such work on a feasibility study will continue in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Pinson-underground and Mag open-pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson-underground project and the adjacent Mag open-pit project. The property is subject to NSR royalties to third-parties which vary by parcel, but which average approximately six percent for Pinson-underground and three to six percent for the Mag open-pit.

The Pinson-underground project is in a development stage. In June 2013, development of the underground project was placed on hold. Atna has been actively engaged in re-modeling geologic controls and grade shells for Pinson-underground based on experience gained during previous development. In April 2014, the Company commenced work to optimize the underground mine design, costs, reserves and resources. This work is being performed in preparation for resuming development when gold markets are stronger and funds become available.

Resources in the Mag open-pit area remain subject to further study to determine the economic feasibility of development. Drilling and metallurgical tests were commenced in this area in 2012, and a pre-feasibility study is continuing in 2014.

(e)	Other Properties and Kendall, a property under reclamation:

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 255 claims on Clover, subject to a three percent NSR royalty. The Company is considering alternatives that would allow continued exploration at this property and is seeking joint venture partners.

Mineral Rights, Montana: The Company owns a package of approximately 830,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $1.0 million and $1.3 million, respectively at March 31, 2014 and December 31, 2013.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Philipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The capitalized basis of the property is $0 at March 31, 2014 and December 31, 2013.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at March 31, 2014 and December 31, 2013. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). (This is a “joint operation” and not a “joint venture” as defined by IFRS). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before June 2014 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2013, Uranium One reported having spent $1.3 million of the $1.6 million, and having increased their interest to 39.9 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, respectively.

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Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at the end of 2013 and 2012. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for joint venture.

CR Kendall Lands, Montana: The Company owns approximately 407 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million at March 31, 2014 and December 31, 2013.

Status of Impairment Allowance for Non-Current Assets:

Triggering events in 2013 prompted impairment evaluations and an impairment loss for non-current assets of $33.1 million was recognized in 2013. $0.1 million of this prior impairment was reversed in the first quarter of 2014 upon the sale of a portion of the land at the Kendall property. There were no additional impairments in the first quarter of 2014.

5.	Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	March 31,	December 31,
	2014	2013
Kendall reclamation property (a)	$2,417,500	$2,417,500
Briggs mine (b)	1,331,100	1,331,100
Columbia property (b)	21,000	21,000
Reward project (b)	282,700	282,700
Pinson (b)	235,300	235,300
Other properties	31,900	31,800
Total restricted cash - Non-current	$4,319,500	$4,319,400

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in bank trusts benefiting sureties and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

6.	Stripping Activity Assets:

This note is addressing the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

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The following schedule provides a roll-forward of the carrying values for stripping activity assets for the three months ended March 31, 2014 and twelve months ended December 31, 2013.

	March 31,	December 31,
	2014	2013
Balance, beginning of the period	$5,425,700	$3,334,600
Stripping activity assets added	507,900	3,187,500
Amortization	(348,900)	(1,096,400)
Balance, end of the period	$5,584,700	$5,425,700

7.	Derivatives:

Historical gains and losses on derivative positions for the three months ended March 31 follow.

	March 31,
	2014	2013
Realized loss on derivatives	$-	$(405,300)
Unrealized gain on derivatives	$50,900	$577,200

The 2009 Gold Bonds retired in December 2013 included embedded derivatives that gave rise to the noted realized loss and unrealized gain in 2013. The gain in first quarter 2014 was the mark-to-market adjustment for 800 ounces sold forward as of March 31, 2014 at an average price of $1,374 per ounce.

8.	Asset retirement obligations (“ARO”):

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2013 were based on a discount rate of 12.0 percent and a cost inflation index of 1.5 percent. The schedule for payments to settle the ARO liabilities currently runs through 2028.

Kendall has been closed and its activity is remediation. The Kendall ARO of $0.9 million is based on the estimated costs for maintenance of a water treatment system and costs to maintain the property during the reclamation period.

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The following provides a roll-forward of AROs for all properties for the indicated periods:

	Quarter ended	Year ended
	March 31, 2014	December 31, 2013
Balance, beginning of the period	$3,721,300	$4,582,200
Settlements	(107,400)	(370,800)
Accretion expense	110,900	411,600
Change in estimate	-	(901,700)
Balance, end of the period	3,724,800	3,721,300
Less: asset retirement obligations - current	440,200	427,400

Asset retirement obligations - non-current	$3,284,600	$3,293,900

9.	Notes payable:

The following provides a roll-forward of notes payable for the indicated periods. Notes for equipment financings are included, as well as the notes described below.

	Quarter ended	Year ended
	March 31, 2013	December 31, 2013
Balance, beginning of the period	$19,006,900	$22,511,300
Principal payments	(15,912,200)	(3,681,600)
Capital Lease Refinance	575,900	-
Discount for Sprott Amendment Fees	-	(1,533,200)
Transaction Costs for Waterton Note	(2,295,900)	-
Notes Issued	22,418,500	937,100
Transaction cost payable, non-current	1,100,000	-
Amortization of Discount	252,400	882,700
Write-off of Sprott Discount	-	1,054,700
Foreign Exchange Effect	(796,300)	(1,164,100)
Balance, end of the period	24,349,300	19,006,900
Less: notes payable - current	1,564,300	17,576,500

Notes payable - non-current	$22,785,000	$1,430,400

The Company entered into a 12-month C$20.0 million credit facility with Sprott Resource Lending Partnership (“Sprott”) in September of 2011 to fund the acquisition of a 70% interest in Pinson and to fund limited initial development at Pinson. After negotiating an extension of the credit facility in 2012, in February 2013, the Company repaid C$2.5 million of principal. In March 2013 and in October 2013, the Company reached agreements with Sprott to further extend the term of the remaining C$17.5 million credit facility. The Company prepaid and retired the note with Sprott in January of 2014 via a refinancing with another lender. The balance of capitalized transaction costs associated with the Sprott note was written-off in December 2013. A roll-forward for the Sprott note follows for the first quarter 2014.

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		Transaction
	Sprott Note	Costs	Net
Balance, beginning January 1, 2014	$16,427,800	$-	$16,427,800
Principal Payments	(15,631,500)		(15,631,500)
Foreign exchange effect	(796,300)		(796,300)
Balance, end of period	$-	$-	$-
Less: current liability net of transaction costs to be amortized at March 31, 2014			$-

Sprott note - non-current liability at March 31, 2014			$-

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million and the balance was used for general working capital purposes including a reduction in trade payables.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of $440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. The Lender Warrants are subject to a four-month hold period in Canada.

Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

A roll-forward for the Waterton credit facility follows for the first quarter 2014. Accrued transaction fees of $1.1 million, the 5% fee earned upon origination but not payable until termination, is included with Notes payable, net.

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		Transaction
	Waterton Note	Costs	Net
Issuance of Note in January 2014	$22,000,000	$(2,295,900)	$19,704,100
Transaction cost payable, non-current	1,100,000	-	1,100,000
Amortization of discount	-	252,400	252,400
Balance, end of period	$23,100,000	$(2,043,500)	$21,056,500
Less: current liability net of amortized transaction costs at March 31, 2014			$-

Waterton note - non-current liability at March 31, 2014			$21,056,500

Interest expense and capitalized interest on Notes payable follow for the three months ended:

	March 31,
	2014	2013
Interest expense	$889,300	$-
Amortization of debt transaction cost	$252,400	$-
Subtotal interest expense from notes	$1,141,700	$-

Interest expense capitalized to mine development:
Cash interest payments to lenders	$-	$457,800
Amortization of debt transaction cost	-	190,800
Subtotal capitalized interest from notes	$-	$648,600

10.	Finance leases:

The following provides a roll-forward of finance leases for the three months ended March 31, 2014 and the year ended December 31, 2013.

	March 31,	December 31,
	2014	2013
Liability balance, beginning of the period	$5,842,800	$3,330,900
New leases	-	4,873,800
Payments applied to principal	(486,900)	(2,252,900)
Lease adjustment	-	(109,000)
Lease refinanced with note payable	(522,900)	-
Balance, end of the period	4,833,000	5,842,800
Less: finance leases - current liability	1,787,900	2,136,100

Finance leases - non-current liability	$3,045,100	$3,706,700

Cost of leased assets	$9,198,600	$9,198,600
Accumulated depreciation for leased assets	$3,568,200	$3,203,400

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The weighted average interest rate on finance-lease balances as of March 31, 2014 is 4.2 percent, with the range of rates varying between 2.5 percent and 7.9 percent. Interest and depreciation expense on finance lease obligations and assets follow for the quarters ended:

	March 31,
	2014	2013
Interest expense	$55,700	$-
Depreciation expense	$364,800	$292,600
Interest expense capitalized to mine development:	$-	$60,500

11.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual, income tax rate; 31.8 percent in 2014. This is the blended average of the US federal and state rates. The Company is using the US income tax rate as the applicable statutory rate in 2014 as its primary operations are in the US.

Tax recognized in net income:

	Three Months Ending
	March 31,
	2014	2013
Current tax expense	$76,200	$-
Deferred tax expense	(76,200)	93,500
Income tax expense	$-	$93,500

A change of ownership under Section 382 of the US Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for federal purposes.

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by tax losses and deductible temporary differences. The Company’s unrecognized deferred tax assets attributable to US tax net operating losses as of March 31, 2014 and December 31, 2013 are $23.0 million and $22.9 million, respectively, and to Canadian noncapital losses as of March 31, 2014 and December 31, 2013 are $1.4 million and $1.4 million, respectively. The US net operating losses expire between 2018 and 2034 and the Canadian noncapital losses expire between 2028 and 2032. Other unrecognized deferred tax liabilities and assets are as reported in the annual consolidated financial statements for the year ended December 31, 2013 and are attributable to temporary differences related principally to differing tax bases in mineral properties.

12.	Commitments and contingencies:

a) Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.3 million has been expended on closure and reclamation activities at Kendall.

24

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has performed a completeness review of this plan, and Kendall has prepared responses to this review. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. No work has commenced on this study. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust.

(b) Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.3 million.

The total bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.3 million.

The reclamation bond posted for Pinson is $0.8 million. Restricted cash held as collateral by a surety and related to Pinson currently amounts to $0.2 million. The State of Nevada and the Bureau of Land Management have indicated that they will require approximately $0.9 million in additional bonds in 2014 for obligations to be assumed as part of the acquisition in 2011, and the surety has indicated they will require additional collateral of $0.3 million upon issuance of these bonds.

(c) Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of March 31, 2014, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in December 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

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The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The length of fees is indefinite and is based on the Company’s discretion to maintain the claims.

(d) Potential penalty associated with Notice of Violation

In June 2013, Briggs received a Notice of Violation (NOV) in connection with the fact that one of its then four stationary diesel generators did not meet State of California emission standards for diesel toxic control measures. The Company removed the subject generator in January 2014, the NOV was novated, and the Company is negotiating the penalty with the California Air Resources Board. The Company has accrued for a settlement it deems reasonable and probable. In order not to seriously prejudice the Company’s negotiations, the potential amount of the settlement is not disclosed, although if disclosed, the Company judges that the amount would not materially affect an investor’s decision.

13.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the quarter ended March 31, 2014 and the year ended December 31, 2013. See Note 14 pertaining to the exercise of options.

	Number of Shares
	March 31,	December 31,
	2014	2013
Balance, beginning of the period	189,922,144	144,989,922
Sprott credit agreement and amendment	-	7,237,740
Option exercises	35,377	150,544
Restricted shares	398,920	1,143,938
Equity Offering	-	36,400,000
Balance, end of the period	190,356,441	189,922,144

On September 24, 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

On January 31, 2014, as described in Note 9, the Company entered into a $22.0 million credit facility agreement with Waterton. Under this agreement, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three year term. The warrants were determined to have a non-reoccurring fair value of $0.6 million and were recorded in contributed surplus. The fair value was determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60%, and a risk-free rate of 1.21 percent.

1,035,000 brokers’ warrants exercisable at C$1.00 expired unused on March 11, 2014. No warrants were exercised in the first quarter of 2014. The following is a summary of warrants outstanding as of March 31, 2014.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

January 31, 2017	2.84	CAD$	0.25	10,000,000

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14.	Stock Option and Restricted Stock Unit Plans — Share-based compensation:

Atna has consistently used share-based compensation with future vesting dates to attract personnel, annually reward personnel for performance, and incentivize future performance. In the latter half of 2013 and in 2014, the Company adopted the use of RSU grants with immediate vesting to replace the cash compensation of directors and to replace a portion of the cash compensation of officers in order to assist in conserving cash.

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2014, there were a maximum of 19.0 million underlying shares available under the Plans of which 11.9 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The fair values of options with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following stock option assumptions table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The fair values of RSUs with future vesting are estimated on the date of grant using an intrinsic-value model that uses the assumptions noted in the RSU-assumption table below. The Company uses historical information in estimating the expected term. Future vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

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The following table provides certain stock option and RSU disclosures for the three months ended March 31:

	2014	2013
Stock-based compensation expense - millions	$0.1	$0.2
Intrinsic value of options exercised - millions	$0.0	$0.2
Fair value of awards vesting - millions	$0.0	$0.1
Cash received on option exercises - millions	$0.0	$0.0
Unamortized stock-based compensation expense - millions	$0.3	$0.7

The following table summarizes the weighted-average assumptions used in determining fair values of option grants with future vesting dates during the three months ended March 31:

	2014		2013
Grant date fair value	CAD$	0.12	CAD$	0.46
Grant market price	CAD$	0.20	CAD$	1.16
Common share price at period-end	CAD$	0.11	CAD$	0.81
Expected volatility		89%		58%
Expected option term - years		3.1		3.0
Risk-free interest rate		1.2%		1.3%
Forfeiture rate		10.2%		8.5%
Dividend yield		0%		0%

The following table summarizes the weighted-average assumptions used in determining fair values of RSU grants with future vesting dates during the three months ended March 31:

	2014		2013
RSU's Granted		260,286	NA
Weighted Average Fair Value of Awards	CAD$	0.16	NA
Market Price	CAD$	0.16	NA
Pre-vest Forfeiture Rate		10%	NA

The following tables summarize the stock option and RSU activity during the three months ended March 31, 2014:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	11,077	$0.69	$0.27	2.8	$-
Granted	1,057	$0.15	$0.13		$-
Exercised/Released	(35)	$0.11	$0.06		$-
Cancelled/Forfeited	(186)	$0.96	$0.39		$-
Expired	-	$-	$-		$-
Balance, end of the period	11,913	$0.65	$0.26	2.7	$-
Vested and exercisable, end of the period	8,988	$0.74	$0.29	2.3	$-
Vested and expected to vest, end of the period	11,612	$0.66	$0.27	2.6	$-

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15.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the first quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the first quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

At March 31, 2014, the Company had sold 800 ounces forward for April delivery at an average price of $1,374 per ounce, and these forwards had a fair value of $50,900. The Company entered into and used other forward-sales contracts within the first quarter 2014, but no other derivatives were outstanding at quarter-end.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the credit agreement with Waterton, assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

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The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The note refinancing subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 liability to the 1-3 year column, consistent with terms under the Waterton Agreement. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of March 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,198,600	$5,601,000	$497,600	$1,100,000	$-	$-
Finance lease obligations	4,833,000	466,600	1,321,300	3,045,100	-	-
Long term debt obligations	25,292,800	332,300	1,232,000	23,728,500	-	-

Total	$37,324,400	$6,399,900	$3,050,900	$27,873,600	$-	$-

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	537,400	1,598,700	3,706,700	-	-
Long term debt obligations	19,006,900	100,500	1,048,200	17,858,200	-	-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 34 percent at March 31, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of this debt obligation. Please see Note 19. Other than for this debt, now retired, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

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The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Pinson-underground is presently on care and maintenance. When it resumes development and operations and to the extent it sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy the resultant doré under agreed upon terms.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at March 31, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

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16.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the quarters ended:

	March 31,
	2014	2013
Mine operating costs, excluding depreciation and amortization	$9,521,500	$7,463,700
Production related depreciation and amortization	1,704,500	1,627,000
(Increase) decrease in gold inventory, excluding
depreciation and amortization	(1,395,200)	1,027,900
Adjustments of inventory to net realizable value	340,700	-

Total cost of sales	$10,171,500	$10,118,600

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration and property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

17.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the EPS calculation for the three months ended March 31, 2013 were 2,036,790 common share equivalents. Common share equivalents, which include share options and warrants to purchase common shares, for the three months ended March 31, 2014 and 2013 that were not included in the computation of diluted EPS because the effect would be antidilutive were 18.9 million and 8.5 million common share equivalents, respectively.

18.	Exploration and property-maintenance expenditures:

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the periods ended March 31st. The Company did not recognize any capitalized exploration in these periods.

	Three months ended
	2014	2013
Exploration expenses
Briggs	$33,300	$101,800
Pinson	225,900	100,300
Reward	-	-
Columbia	1,700	18,300
Other	30,500	11,400
Total exploration expenses	$291,400	$231,800

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	Three months ended
	2014	2013
Property - maintenance expenses
Reward	$37,100	$76,300
Pinson	216,600	-
Total property-maintenance expenses	$253,700	$76,300

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

19.	Foreign Exchange Gain in First Quarter 2014:

In the first quarter of 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized via the retention of cash upon settlement of the loan with Sprott, denominated in Canadian dollars, in January 2014. The Sprott loan was repaid via the use of funds borrowed by Canyon Resources Corporation, denominated in U.S. dollars, from Waterton. The Company had and has limited other exposure to foreign exchange rates. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in the first quarter of 2014. The Consolidated Statement of Cash Flows includes this gain within the financing section.

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